Exhibit 21.01

SYMANTEC CORPORATION
SUBSIDIARIES

Name of Subsidiary	State or other Jurisdiction of Incorporation
Symantec Asia Pacific Pte. Ltd.	Singapore
Symantec Holdings Ltd.	Ireland
Symantec International	Ireland
Symantec Japan, LLC	Japan
Symantec Limited	Ireland
Symantec Operating Corporation	Delaware
Symantec Software India Private Ltd	India
Symantec (UK) Limited	United Kingdom
VERITAS Software Corporation	Delaware